APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Zenith Consults LLC.

Profit and Loss % of Total Income

January - December 2021

	TOTAL	
	JAN - DEC 2021	% OF INCOME
Income		
Sales	31,267.67	71.86 %
Services	12,246.92	28.14 %
Uncategorized Income	0.00	0.00 %
Uncategorized income-1	0.00	0.00 %
Total Income	**$43,514.59**	**100.00 %**
GROSS PROFIT	**$43,514.59**	**100.00 %**
Expenses		
Advertising & marketing	148.70	0.34 %
Contributions to charities	10.00	0.02 %
General business expenses	**1,537.21**	**3.53 %**
Insurance	**3,505.66**	**8.06 %**
Interest paid	600.31	1.38 %
Legal & accounting services	230.00	0.53 %
Meals	**2,317.37**	**5.33 %**
Office expenses	**2,084.82**	**4.79 %**
Repairs & maintenance	52.78	0.12 %
Supplies	**0.00**	**0.00 %**
Taxes paid	0.00	0.00 %
Travel	**791.36**	**1.82 %**
Utilities	2,046.70	4.70 %
Total Expenses	**$13,324.91**	**30.62 %**
NET OPERATING INCOME	**$30,189.68**	**69.38 %**
Other Income		
Other income	0.00	0.00 %
PPP Forgiveness	41,666.00	95.75 %
Total Other Income	**$41,666.00**	**95.75 %**
Other Expenses	**$14,253.07**	**32.75 %**
NET OTHER INCOME	**$27,412.93**	**63.00 %**
NET INCOME	**$57,602.61**	**132.38 %**

Zenith Consults LLC.

Balance Sheet
As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	**$6,111.81**
Other Current Assets	
Loans to others	5,000.00
Loans to Shareholders	0.00
Total Other Current Assets	**$5,000.00**
Total Current Assets	**$11,111.81**
Fixed Assets	
Accumulated Depreciation	-3,374.76
Long-term office equipment	0.00
Phones	0.00
Security Camera Equipment	3,374.76
Total Long-term office equipment	**3,374.76**
Total Fixed Assets	**$0.00**
TOTAL ASSETS	**$11,111.81**
LIABILITIES AND EQUITY	
Liabilities	
Long-Term Liabilities	
Fortiva Equipment Loan	3,241.10
Long-term business loans	1,206.42
Total Long-Term Liabilities	**$4,447.52**
Total Liabilities	**$4,447.52**
Equity	
Opening balance equity	0.00
Owner draws	-47,266.49
Personal expenses	-6,611.88
Federal taxes	-300.00
State taxes	0.00
Total Personal expenses	**-6,911.88**
Personal healthcare	-392.95
Retained Earnings	3,633.00
Net Income	57,602.61
Total Equity	**$6,664.29**
TOTAL LIABILITIES AND EQUITY	**$11,111.81**

Zenith Consults LLC.

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	57,602.61
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Loans to others	-5,000.00
Loans to Shareholders	3,633.00
Accumulated Depreciation	3,374.76
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**2,007.76**
Net cash provided by operating activities	**$59,610.37**
INVESTING ACTIVITIES	
Long-term office equipment	0.00
Long-term office equipment:Phones	0.00
Long-term office equipment:Security Camera Equipment	-3,374.76
Net cash provided by investing activities	**$ -3,374.76**
FINANCING ACTIVITIES	
Fortiva Equipment Loan	3,241.10
Long-term business loans	1,206.42
Owner draws	-27,445.10
Personal expenses	-3,981.47
Personal expenses:Federal taxes	-300.00
Personal expenses:State taxes	125.00
Personal healthcare	1,699.26
Retained Earnings	-24,669.01
Net cash provided by financing activities	**$ -50,123.80**
NET CASH INCREASE FOR PERIOD	**$6,111.81**
Cash at beginning of period	0.00
CASH AT END OF PERIOD	**$6,111.81**

I, Brianna Alfaro-Bowes, certify that:

1. The financial statements of Square Root Models included in this Form are true and complete in all material respects; and
2. The tax return information of Square Root Models included in this Form reflects accurately the information reported on the tax return for Square Root Models for the fiscal year ended 2021 (most recently available as of the Date of this Form C).

Signature   *Brianna Alfaro-Bowes*

Name: Brianna Alfaro-Bowes

Title: Founder